
02041208

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 1 8 2002
WASH. D.C.
154
SECTION

P.E.
6-3-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June, 2002

KOREA ELECTRIC POWER CORPORATION
(Translation of registrant's name into English)

167, Samsung-dong, Kangnam-ku, Seoul 135-791, Korea
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F_√_ Form 40-F_______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______ No_√

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).


ANDERSEN

Anjin & Co

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED FINANCIAL STATEMENTS
AS OF MARCH 31, 2002
TOGETHER WITH ACCOUNTANTS' REVIEW REPORT





ANDERSEN

Anjin & Co
A Member Firm of Andersen Worldwide SC

14th Floor, Hanwha Securities Building
23-5 Yoido-dong, Youngdeungpo-ku
Seoul 150-717
Korea

Tel 82 (2) 6676 1000, 1114
Fax 82 (2) 785 4753, 786 0267

English Translation of a Report Originally Issued in Korean

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Board of Directors of
Korea Electric Power Corporation

We have reviewed the accompanying non-consolidated balance sheet of Korea Electric Power Corporation (the "Company") as of March 31, 2002 and the related non-consolidated statement of income for the three month period then ended, all expressed in Korean won. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with standards for independent accountants' review of semi-annual financial statements as established by the Securities and Futures Commission of the Republic of Korea applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements as of and for the three month period ended March 31, 2002, for them to be in conformity with financial accounting standards in the Republic of Korea.

The translated amounts in the accompanying financial statements have been translated into U.S. dollars, solely for the convenience of the reader, on the basis set forth in Note 2 to the financial statements.

As discussed in Note 1 to the financial statements, the operations of the Company have been affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in the Republic of Korea and in the Asia Pacific region. The ultimate effect of these uncertainties on the financial position of the Company as of the balance sheet date cannot presently be determined.

As discussed in Note 15 to the financial statements, sales and purchases to and from related parties, including the six power generation subsidiaries, amounted to ₩125,555 million and ₩3,367,322 million, respectively, for the three month period ended March 31, 2002. Related receivables and payables amount to ₩49,587 million and ₩1,146,925 million, respectively, as of March 31, 2002

As discussed in Note 1 to the financial statements, the Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. The Company's financial statements are prepared in accordance with the Korea Electric Power Corporation Act, Accounting Regulations for Government Invested Enterprises as well as generally accepted accounting principles in the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those knowledgeable about Korean accounting procedures and review standards and their application in practice as well as the Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises.

Anjin & Co

Seoul, Korea
May 3, 2002

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEET

AS OF MARCH 31, 2002

ASSETS	Korean Won (In millions)	Translation into U.S. Dollars (Note 2) (In thousands)
Property, Plant and Equipment (Notes 3, 4 and 9):		
Utility plant	₩ 31,255,416	US$ 23,564,095
Less: accumulated depreciation	(4,835,915)	(3,645,895)
Less: construction grants	(1,933,786)	(1,457,921)
	24,485,715	18,460,279
Construction in-progress	2,848,636	2,147,645
	27,334,351	20,607,924
Investments and others:		
Investment securities (Note 5)	21,498,694	16,208,304
Long-term loans	125,094	94,311
Currency and interest rate swaps (Note 11)	225,884	170,299
Intangibles	87,821	66,210
Other non-current assets (Note 10)	144,014	108,574
	22,081,507	16,647,698
Current assets:		
Cash and cash equivalents (Note 10)	742,865	560,061
Trade receivables, net of allowance for doubtful accounts of ₩21,804 million (Notes 10 and 15)	1,406,420	1,060,329
Account receivables-other (Notes 10 and 15)	221,427	166,938
Short-term financial instruments	117,215	88,371
Short-term loans	5,748	4,333
Inventories (Note 6)	56,711	42,755
Other current assets	114,066	85,998
	2,664,452	2,008,785
Total Assets	₩ 52,080,310	US$ 39,264,407

(continued)

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED BALANCE SHEET (CONTINUED)

AS OF MARCH 31, 2002

SHAREHOLDERS' EQUITY AND LIABILITIES	Korean Won (In millions)	Translation into U.S. Dollars (Note 2) (In thousands)
Shareholders' equity (Notes 5 and 7):		
Common stock	₩ 3,200,504	US$ 2,412,925
Capital surplus	14,318,368	10,794,910
Retained earnings		
Appropriated	15,351,474	11,573,789
Unappropriated (Net income of ₩782,411 million)	782,411	589,876
Capital adjustments	145,705	109,850
Total Shareholders' Equity	33,798,462	25,481,350
Long-term liabilities:		
Long-term debt (Note 8)	11,689,631	8,813,052
Accrued severance indemnities, net	151,512	114,229
Reserve for self-insurance	77,972	58,784
Currency and interest rate swaps (Note 11)	462,075	348,368
Financing lease liabilities (Note 9)	11,055	8,335
Deferred income tax liabilities (Note 14)	1,156,567	871,959
Other long-term liabilities	304,367	229,467
	13,853,179	10,444,194
Current liabilities:		
Trade payables (Note 15)	1,258,494	948,805
Other accounts payable (Note 15)	374,409	282,275
Current portion of long-term debt (Note 8)	1,354,193	1,020,954
Current portion of financial lease liabilities (Note 9)	9,702	7,314
Income tax payable	466,415	351,640
Accrued expenses	166,258	125,345
Dividends payable	353,602	266,588
Other current liabilities	445,596	335,942
	4,428,669	3,338,863
Total Liabilities	18,281,848	13,783,057
Total Shareholders' Equity and Liabilities	₩ 52,080,310	US$ 39,264,407

The accompanying notes are an integral part of this statement.

KOREA ELECTRIC POWER CORPORATION

NON-CONSOLIDATED STATEMENT OF INCOME

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

	Korean Won (In millions, except per share amounts)	Translation into U.S. Dollars (Note 2) (In thousands, except per share amounts)
OPERATING REVENUES (Note 15):		
Sale of electricity	₩ 4,992,824	US$ 3,764,192
Other operating revenues	32,286	24,341
	5,025,110	3,788,533
OPERATING EXPENSES (Notes 12, 13 and 15):		
Power generation, transmission and distribution expenses	647,639	488,268
Purchased power	3,598,903	2,713,286
Other operating costs	30,871	23,274
Selling and administrative expenses	196,081	147,830
	4,473,494	3,372,658
OPERATING INCOME	551,616	415,875
OTHER INCOME (EXPENSE)		
Interest income	7,360	5,549
Interest expense	(153,376)	(115,633)
Gain (loss) on foreign currency transactions and translation, net	27,137	20,459
Donations	(3,443)	(2,596)
Rent	27,444	20,690
Gain on valuation using the equity method of accounting (Note 5)	642,449	484,356
Valuation loss on currency and interest rate swaps, net (Note 11)	(3,866)	(2,915)
Other, net	17,639	13,299
	561,344	423,209
ORDINARY INCOME	1,112,960	839,084
EXTRAORDINARY GAIN (LOSS)	-	-
INCOME BEFORE INCOME TAX EXPENSE	1,112,960	839,084
INCOME TAX EXPENSE (Note 14):	(330,549)	(249,208)
NET INCOME	₩ 782,411	US$ 589,876
ORDINARY INCOME PER SHARE (Note 2)	₩ 1,224	US$ 0.92
EARNINGS PER SHARE (Note 2)	₩ 1,224	US$ 0.92

The accompanying notes are an integral part of this statement.

KOREA ELECTRIC POWER CORPORATION.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002

1. THE COMPANY:

Korea Electric Power Corporation (the "Company") was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the "KEPCO Act") to engage in the generation, transmission and distribution of electricity and development of electric power resources. The Company was given a government investment status on December 31, 1983 following the enactment of the Government-Invested Enterprise Management Basic Act. The Company's stock was listed on the Korea Stock Exchange on August 10, 1989 and the Company listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994.

As of March 31, 2002, the Government of the Republic of Korea and Korea Development Bank hold 32.35 percent and 21.57 percent of the Company's shares, respectively.

The Company spun off its power generation division on April 2, 2001, resulting in the establishment of six new power generation subsidiaries. The Company will gradually privatize its power generation subsidiaries and distribution business by 2009, which is in accordance with the restructuring plan, dated January 21, 1999, of the electricity industry in the Republic of Korea announced by the Ministry of Commerce, Industry and Energy ("Restructuring Plan"). This Restructuring Plan, which is intended to introduce a competitive system in the electricity industry, is expected to affect the determination of utility rates, result in changes in management structure, related laws and regulations, and affect electricity supply and demand policy.

Beginning in 1997, Korea and other countries in the Asia Pacific region experienced a severe contraction in substantially all aspects of their economies. This situation is commonly referred to as the 1997 Asian Financial Crisis. In response to this situation, the Korean government and the private sector began implementing structural reforms to historical business practices.

The Korean economy continues to experience difficulties, particularly in the areas of restructuring private enterprises and reforming the banking industry. The Korean government continues to apply pressure to Korean companies to restructure into more efficient and profitable firms. The banking industry is currently undergoing consolidation and uncertainty exists with regard to the continued availability of financing. The Company may be either directly or indirectly affected by the situation described above. The accompanying non-consolidated financial statements reflect management's current assessment of the impact to date of the economic situation on the non-consolidated financial position of the Company. Actual results may differ materially form management's current assessment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Financial Statement Presentation

The Company maintains its official accounting records in Korean won and prepares statutory non-consolidated financial statements in the Korean language (Hangul) in conformity with the Accounting Regulations for Government Invested Enterprises, which have been approved by the Korean Ministry of Finance and Economy and, in the absence of specialized accounting regulations for utility companies, the accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, the accompanying financial statements are intended for use by for those who are informed about Korean accounting principles and practices, Korea Electric Power Corporation Act and Accounting Regulations for Government Invested Enterprises. The accompanying financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the statutory Korean language financial statements. Certain information included in the statutory Korean language financial statements, but not required for a fair presentation of the Company's financial position and results of operations, is not presented in the accompanying financial statements.

The US dollar amounts presented in these financial statements were computed by translating the Korean won into US dollars based on the Bank of Korea Basic Rate of ₩1,326.40 to US $1.00 at March 31, 2002, solely for the convenience of the reader. This convenience translation into US dollars should not be construed as representations that the Korean won amounts have been, could have been, or could in the future be, converted at this or any other rate of exchange.

The significant accounting policies followed by the Company in the preparation of its financial statements are summarized below.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, except for assets revalued upward in accordance with the KEPCO Act and Assets Revaluation Law of Korea, net of depreciation. Expenditures that result in the enhancement of the value or extension of the useful life of the utility plants involved are capitalized as additions to property, plant and equipment. The Company capitalizes interest and other borrowing costs on debt issued to finance capital expenditures as part of the acquisition cost of major facilities and equipment. The amount of capitalized interest was ₩25,870 million for the three month period ended March 31, 2002, of which net foreign currency transaction and translation gains deducted from the capitalized interest amounted to ₩2,971 million.

Depreciation is computed using the declining-balance method (straight-line method for buildings and structures) based on the useful lives described in the Korean Corporate Income Tax Law and as permitted under Accounting Regulations for Government Invested Enterprises as follows:

	Years
Buildings	15, 30
Structures	15, 30
Machinery	16
Ships	9
Vehicles	4
Others	4

The Company records the following funds and materials, which relate to the construction of transmission and distribution facilities as construction grants:

- Grants from the government or public institutions
- Funds, construction materials or other items contributed by customers

Construction grants are initially recorded and presented in the financial statements as deductions from the assets acquired under such grants and are offset against depreciation expenses during the useful lives of the related assets. The Company received ₩122,648 million of construction grants, and offset ₩48,142 million against depreciation expenses for the three month period ended March 31, 2002.

Accounting for Leases

Lease agreements that include a bargain purchase option, result in the transfer of ownership by the end of the lease term, have a term equal to at least 75 percent of the estimated economic life of the leased property or where the present value of the minimum lease payments at the beginning of the lease term equals or exceeds 90 percent of the fair value of the leased property are accounted for as financial or capital leases. All other leases are accounted for as operating leases. Assets and liabilities related to financial leases are recorded as property and equipment and long term debt, respectively, and the related interest is calculated using the effective interest rate method. In respect to operating leases, the future minimum lease payments are expensed ratably over the lease term while contingent rentals are expensed as incurred.

Valuation of Marketable Securities and Investment Securities

Marketable securities are recorded at purchase price cost plus incidental costs. However, if the fair value differs from the book value determined using the weighted average method, the securities are stated at fair value and the valuation gain or loss is reflected in current operations.

Investments in equity securities (excluding those accounted for using the equity method discussed in the next paragraph) that are not actively traded (unlisted security) are stated at acquisition cost, determined using the weighted average method. Actively quoted (listed) securities, including those traded over-the-counter, are stated at fair value, with valuation gain or loss reported as a capital adjustment within stockholders' equity. If the fair value of a listed equity security or the net equity value of an unlisted security held for investment declines compared to acquisition cost and is not expected to recover (impaired investment security), the carrying value of the equity security is adjusted to fair value or net equity value, with the resulting valuation loss charged to current operations. If the net equity value or fair value subsequently recovers, in the case of an unlisted security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of a listed security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholders' equity.

Investments in equity securities of companies in which the Company is able to exercise significant influence over the operating and financial policies of the investees are accounted for using the equity method. The change in the Company's share of an investee's net equity resulting from a change in an investee's net equity is reflected in current operations, retained earnings, and capital adjustment in accordance with the causes of the change which consist of the investee's net income (loss), changes in retained earnings and changes in capital surplus and capital adjustments.

Investments in debt securities are classified as either held-to-maturity investment debt securities or available for sale investment debt securities at the time of purchase. Held-to-maturity investment debt securities are stated at acquisition cost, as determined using the weighted average method. When the face value of a held-to-maturity investment debt security differs from its acquisition cost, the effective interest method is applied to amortize the difference over the remaining term of the security. Available-for-sale investment debt securities are stated at fair value, with the resulting valuation gain or loss recorded as a capital adjustment. If the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to fair value, with the resulting valuation gain or loss charged to current operations. If the fair value of the security subsequently recovers, in the case of a held-to-maturity debt security, the increase in value is recorded in current operations, up to the amount of the previously recognized impairment loss, and in the case of an available-for-sale debt security, the increase in value is accounted for as a valuation gain in capital adjustment within stockholders' equity.

The lower of the acquisition cost of investments in the treasury stock funds and the fair value of treasury stock included in a fund is recorded as treasury stock in capital adjustment.

Intangibles

Intangible assets are stated at cost, net of accumulated amortization computed using the straight–line method over the estimated useful lives, from 4 years to 50 years, of related assets.

Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts based on management's estimate of the collectibility of individual accounts and prior year collection experience.

Inventories

Inventories are stated at the lower of cost, determined using the weighted average method for raw materials, moving average method for supplies and specific identification method for other inventories, or net realizable value. The Company maintains perpetual inventory records, which are adjusted through physical counts.

Discount on Debentures

Discounts on debentures issued are amortized over the redemption period of debentures using the effective interest rate method. Amortization of discounts is recognized as interest expense.

Accrued Severance Indemnities

Employees and directors with more than one year of service are entitled to receive a lump-sum payment upon termination of their service with the Company, based on their length of service and rate of pay at the time of termination. The accrued severance indemnities which would be payable assuming all eligible employees were to resign are ₩151,624 million as of March 31, 2002. Actual severance payments were ₩1,431 million for the three month period ended March 31, 2002.

Before April 1999, the Company and its employees paid 3 percent and 6 percent, respectively, of monthly pay (as defined) to the National Pension Fund in accordance with the National Pension Law of Korea. The Company paid half of the employees' 6 percent portion and is paid back at the termination of service by offsetting the receivable against the severance payments. Such receivables, with a balance of ₩112 million as of March 31, 2002, are presented as a deduction from accrued severance benefits. Starting April 1999, the Company and its employees each pay 4.5 percent of monthly pay to the Fund under the revised National Pension Law of Korea.

Reserve for Self-Insurance

The Company provides a self-insurance reserve for liability to third parties that may arise in connection with the Company's non-insured facilities. Payments made to settle applicable claims are charged to this reserve.

Foreign Currency Transactions and Translation

The Company maintains its accounts in Korean won. Transactions in foreign currencies are recorded in Korean won based on the prevailing rates of exchange on the transaction date. Monetary assets and liabilities with balances denominated in foreign currencies are recorded and reported in the accompanying financial statements at the exchange rates prevailing at the balance sheet date. The balances have been translated using the Bank of Korea Basic Rate, which was ₩1,326.40 to US$ 1.0 at March 31, 2002. The translation gains or losses are reflected in current operations.

Accounting for Derivative Instruments

All derivative instruments are accounted for at fair value with the valuation gain or loss recorded as an asset or liability. If the derivative instrument is not part of a transaction qualifying as a hedge, the adjustment to fair value is reflected in current operations. The accounting for derivative transactions that are part of a qualified hedge, based both on the purpose of the transaction and on meeting the specified criteria for hedge accounting, differs depending on whether the transaction is a fair value hedge or a cash flow hedge. Fair value hedge accounting is applied to a derivative instrument designated as hedging the exposure to changes in the fair value of an asset or a liability or a firm commitment (hedged item) that is attributable to a particular risk. The gain or loss both on the hedging derivative instruments and on the hedged item attributable to the hedged risk is reflected in current operations. Cash flow hedge accounting is applied to a derivative instrument designated as hedging the exposure to variability in expected future cash flows of an asset or a liability or a forecasted transaction that is attributable to a particular risk. The effective portion of gain or loss on a derivative instrument designated as a cash flow hedge is recorded as a capital adjustment and the ineffective portion is recorded in current operations. The effective portion of gain or loss recorded as a capital adjustment is reclassified to current earnings in the same period during which the hedged forecasted transaction affects earnings. If the hedged transaction results in the acquisition of an asset or the incurrence of a liability, the gain or loss in capital adjustment is added to or deducted from the asset or the liability.

Revenue Recognition

The Company recognizes revenue from the sale of electric power based on meter readings made on a monthly basis. The Company does not accrue revenue for power sold after the meter readings but prior to the end of the accounting period. The Company recognizes revenue on long-term contacts, which are related to the construction of power plants in the Democratic Peoples Republic of Korea (North Korea), based on the percentage-of-completion method.

Income Tax Expense

The Company recognizes deferred income taxes arising from temporary differences between pretax accounting income and taxable income. Accordingly, the provision for income tax expense consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income assets and liabilities during the period. However, deferred income tax assets are recognized only if the future tax benefits on accumulated temporary differences are realizable. The deferred income tax assets and liabilities will be charged or credited to income tax expense in the period each temporary difference reverses in the future. Deferred income taxes will be recalculated based on the actual tax rate in effect at each balance sheet date.

Ordinary Income Per Share and Earnings Per Share

Ordinary income per share and earnings per share are computed by dividing ordinary income and net income by the weighted average number of common shares outstanding during the period. The number of shares used in computing earnings and ordinary income per share is 638,967,156 shares for the three month period ended March 31, 2002.

3. PROPERTY, PLANT AND EQUIPMENT:

(1) Asset revaluation
The Company has revalued its property, plant and equipment in accordance with the KEPCO Act and the Asset Revaluation Law (the latest revaluation date was January 1, 1999). The gain from the asset revaluation was ₩12,552,973 million.

(2) Publicly announced land prices
The published price of the Company's land as announced by the Korean Government is as follows (won in millions):

Purpose	Area (Square meters)	Book value	Land prices
Transmission and distribution sites, others	16,267,966	₩3,367,677	₩2,878,415

(3) Utility plant

Utility plant as of March 31, 2002 is as follows (won in millions):

	Amount
Land	₩ 3,367,677
Buildings	1,957,539
Structures	20,534,865
Machinery	5,129,205
Ships	266
Vehicles	50,398
Others	215,466
	₩ 31,255,416

4. INSURED ASSETS:

Insured assets as of March 31, 2002 are as follows (won in millions):

Insured assets	Insurance type	Insured value
Buildings and machinery	Fire insurance	₩ 262,661
Buildings and machinery	Erection all risks insurance	598,768
Buildings	General insurance	215,274
Buildings and structures	Construction insurance	129,607

In addition, the Company carries damage insurance for its light water nuclear reactor construction in North Korea, general insurance for vehicles, and casualty insurance for its employees.

5. INVESTMENT SECURITIES:

(1) Investment securities as of March 31, 2002 are as follows (won in millions):

	Amount
Securities subject to equity method	21,413,564
Non-listed equity securities	73,096
Others	12,034
	₩ 21,498,694

(2) Securities subject to the equity method as of March 31, 2002 are as follows (won in millions):

Company name	Ownership (%)	Acquisition cost	Value per equity methods
Korea Hydro & Nuclear Power Co., Ltd.	100.0	₩ 9,364,799	₩ 10,168,350
Korea South-East Power Co., Ltd.	100.0	1,232,004	1,467,785
Korea Midland Power Co., Ltd.	100.0	1,325,891	1,546,201
Korea Western Power Co., Ltd.	100.0	1,442,638	1,627,376
Korea Southern Power Co., Ltd.	100.0	1,797,378	1,864,975
Korea East-West Power Co., Ltd.	100.0	2,322,905	2,328,338
Korea Power Engineering Co., Ltd.	97.9	4,991	57,179
Korea Plant Service & Engineering Co., Ltd.	100.0	6,000	219,554
KEPCO Nuclear Fuel Co., Ltd.	96.4	89,757	122,926
Korea Electric Data Network Co., Ltd.	100.0	64,000	114,801
Korea Electric Power Industrial Development, Ltd.	100.0	16,300	37,426
Korea Gas Corporation	24.5	94,500	782,946
Korea District Heating Co.	26.1	5,660	145,863
Powercomm Corporation	89.5	671,215	738,328
KEPCO International Hong Kong Ltd.	100.0	15,102	99,395
KEPCO International Philippines Inc.	100.0	91,156	92,121
		₩ 18,544,296	₩ 21,413,564

Any difference between the cost of acquisition and the book value of the subsidiary is amortized using the straight-line method over five years from the year it was acquired. Unrealized income from intercompany transactions was eliminated.

As KEPCO International Hong Kong Ltd. owns 100 percent of the shares of KEPCO Philippines Corporation ("KEPHILCO") and KEPCO International Philippines Inc. holds 51 percent of the shares of KEPCO Ilijan Corporation ("ILIJAN"), the Company applied the equity method for KEPCO International Hong Kong Ltd. and KEPCO International Philippines Inc., reflecting the changes in the net equity of KEPHILCO and ILIJAN.

The Company recorded ₩642,449 million as valuation gain using the equity method for the three month period ended March 31, 2002 and ₩176,490 million as capital adjustment as of March 31, 2002.

(2) Non-listed equity securities as of March 31, 2002 are as follows (won in millions):

Company	Ownership (%)	Acquisition Cost	Book value
Securities Market Stabilization Fund	7.19	₩ 37,408	₩ 37,408
Energy Savings Investment Cooperative	25.0	5,000	5,000
Korea Power Exchange	50.0	30,688	30,688
		₩ 73,096	₩ 73,096

(3) Other investments as of March 31, 2002 are as follows (won in millions):

	Face value	Book value
Government and municipal bonds	₩ 79	₩ 79
Investment securities in treasury stock fund	-	11,955
	₩ 79	₩ 12,034

The Company entered into a treasury stock fund, composed of treasury stock and other investment securities. Investment securities other than treasury stock in the fund and its related losses on valuation of investment, which are recorded in capital adjustment, amount to ₩11,955 million and ₩2,717 million, respectively as of March 31, 2002.

6. INVENTORIES:

Inventories as of March 31, 2002 consist of the following (won in millions):

	Amount
Raw materials	₩ 1,348
Supplies	48,567
Other	6,796
	₩ 56,711

7. SHAREHOLDERS' EQUITY:

(1) Capital
The Company has 1,200,000,000 authorized shares of ₩5,000 par value common stock, of which 640,100,876 shares are issued as of March 31, 2002.

(2) Capital Surplus

Capital surplus as of March 31, 2002 is as follows (won in millions):

		Amount
Paid-in capital in excess of par value	₩	799,876
Reserves for asset revaluation		12,552,973
Other capital surplus		965,519
	₩	14,318,368

The Company revalued its property, plant and equipment in accordance with the KEPCO Act and Asset Revaluation Law, and recorded a revaluation gain of ₩12,552,973 million as a reserve for asset revaluation. The reserve for asset revaluation may be credited to paid-in capital or offset against any accumulated deficit by resolution of the shareholders.

(3) Retained earnings

Appropriated retained earnings as of March 31, 2002 consist of the following (won in millions):

		Amount
Legal reserve	₩	1,600,252
Reserve for business rationalization		31,900
Reserve for business expansion		8,556,873
Reserve for Investment on social overhead capital		4,892,449
Reserve for research and human development		60,000
Voluntary reserve		210,000
Total	₩	15,351,474

The KEPCO Act requires the Company to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of the common stock. In accordance with the Tax Incentive Control Law, the amount of tax benefit associated with certain exemptions and tax credits must be appropriated as a reserve for business rationalization.

Prior to 1990, according to the KEPCO Act, at least 20 percent of net income in each fiscal year was required to be established as a reserve for business expansion until such reserve equals the common stock. Beginning in 1990, no percentage was specified in respect to this reserve and appropriations became optional.

The legal reserve and the reserves for business rationalization and business expansion are not available for cash dividends; however, these reserves may be credited to paid-in capital or accumulated deficit by the resolution of the shareholders.

The reserve for the investment on social overhead capital and research and human development is appropriated by the Company to avail itself of qualified tax credits to reduce corporate tax liabilities. This reserve is not available for cash dividends for a certain period defined in the Tax Incentive Control Law.

(4) Capital adjustments

Capital adjustments as of March 31, 2002 are as follows (won in millions):

		Amount
Treasury stock	₩	(28,068)
Gain on valuation of investments		173,773
	₩	145,705

The Company has shares held as treasury stock amounting to ₩28,068 million (1,134,053 shares) as of March 31, 2002 for the purpose of stock price stabilization. This treasury stock is included in the treasury stock fund.

8. BORROWINGS AND DEBENTURES:

(1) Long-term borrowings as of March 31, 2002 are as follows (won in millions):

(a) Long-term borrowings denominated in Korean Won

Financial institution	Type	Annual Interest rate (%)	Amount
Korea Development Bank	Industrial facility	5.10~9.00	₩ 2,235,188
Kookmin Bank	General	6.48~6.84	117,143
Korea National Oil Development Corporation	〃	9.00	1,125
Others	〃	5.50~6.00	38
			2,353,494
Less: Current portion			(315,635)
			₩ 2,037,859

(b) Long-term borrowings denominated in foreign currency

Financial institution	Type	Annual interest rate (%)	Amount
Japan Bank of International Cooperation	Commercial	2.27	₩ 842,804
Barclays International Financial Services (Ireland) Ltd.	〃	6M Libor-1.00	414,283
Creditanstalt Für Wieder Aufbau	Facility	6.00	742
Asia Development Bank	〃	6.00	2,248
			1,260,077
Less: Current portion			(77,042)
			₩ 1,183,035

Borrowings from the Japan Bank of International Cooperation (Formerly Export Import Bank of Japan) were made under line of credit, which is the lesser of JPY 117,344 million or US$ 800 million. This borrowing is guaranteed by the Government of the Republic of Korea.

(2) Debentures as of March 31, 2002 are as follows (won in millions):

	Annual Interest rate (%)	Amount
Domestic debentures (Electricity bonds)	5.19~11.30	₩ 2,615,000
Foreign debentures	1.18~6M Libor+8.28	6,834,031
		9,449,031
Less: Current portion		(961,516)
Discount on debentures issued		(18,778)
		₩ 8,468,737

(3) Foreign currency debts, by currency, as of March 31, 2002 are as follows (won in millions):

		Foreign currency	Won equivalent
Long-term borrowings	US$	301,695,125	₩ 416,531
	JPY	84,368,944,176	842,804
	EUR	642,125	742
			1,260,077
Foreign debentures	US$	3,526,868,653	4,685,377
	JPY	205,060,000,000	2,048,448
	EUR	46,657,259	53,935
	GBP	24,467,000	46,271
			6,834,031
			₩ 8,094,108

(4) Aggregate maturities of the Company's long-term debt as of March 31, 2002 are as follows (won in millions):

Year ending March 31	Local currency borrowings	Foreign currency borrowings	Electricity bonds	Foreign debentures	Total
2003	₩ 315,635	₩ 77,042	₩ 45,000	₩ 916,516	₩ 1,354,193
2004	595,139	362,945	20,000	1,795,632	2,773,716
2005	580,819	360,379	2,350,000	720,097	4,011,295
2006	558,652	153,237	-	1,153,695	1,865,584
2007	284,032	153,237	200,000	601,119	1,238,388
Thereafter	19,217	153,237	-	1,646,972	1,819,426
	₩ 2,353,494	₩ 1,260,077	₩ 2,615,000	₩ 6,834,031	₩ 13,062,602

9. LEASES:

(1) The Company entered into a financial lease agreement with Korea Development Leasing Corporation for certain computer systems, of which the acquisition cost is ₩34,111 million. Depreciation of the leased assets amounted to ₩2,921 million for the three month period ended March 31, 2002.

(2) Annual payments under these financial lease agreements as of March 31, 2002 are as follows (won in millions):

Year ending March 31	Amount
2003	₩ 11,270
2004	9,917
2005	1,129
Thereafter	793
	23,109
Less: Interest	(2,352)
Current portion	(9,702)
	₩ 11,055

	Notional amount in millions		Contract interest rate per annum Pay (%)	Receive (%)	Term
Bankers Trust Co.	US$	55	6.87		1998-2004
	JPY	1,705		6.41	
	DEM	25		6.41	
	CHF	20		6.41	
	CAD	20		6.41	
Bankers Trust Co.	US$	95	6.93		1998-2004
	JPY	2,945		6.36	
	DEM	43		6.36	
	CHF	35		6.36	
	CAD	34		6.36	
Bankers Trust Co.	US$	100	Max (6,074-Libor, 0)	Max (Libor-6.074, 0)	1998-2007
Bankers Trust Co.	US$	100	Max (Libor-6.074,0)	Max (6.074-Libor, 0)	1998-2007

The Company entered into the above swap contracts to hedge the fluctuation risk of exchange rate and interest rate of foreign currency debts.

(3) The gains and losses on swap transactions for the three month period ended March 31, 2002 are as follows (won in millions):

		Other income (expense)
Currency swaps		
Gains	₩	3,596
Losses		(10,399)
Interest rate swaps		
Gains		6,127
Losses		(3,190)
	₩	(3,866)

12. POWER GENERATION, TRANSMISSION AND DISTRIBUTION EXPENSES:

Power generation, transmission and distribution expenses for the three month period ended March 31, 2002 are as follows (won in millions):

		Amount
Material expenses:		
Coal	₩	2,039
Labor expenses:		
Salaries		103,435
Severance and retirement benefits		10,395
		113,830
Overhead expenses:		
Employee benefits		9,601
Rent		8,764
Depreciation		323,854
Maintenance		103,746
Commissions paid		9,543
Compensation		7,359
Research and development		13,620
Others		55,283
		531,770
	₩	647,639

13. SELLING AND ADMINISTRATIVE EXPENSES:

Selling and administrative expenses for the three month period ended March 31, 2002 are as follows (won in millions):

	Amount
Labor	₩ 74,775
Collection expense	53,914
Commissions paid	13,727
Promotion	3,594
Employee benefits	6,719
Depreciation	10,706
Rent fee	5,013
Communication	5,541
Maintenance	1,481
Insurance	2,137
Ordinary development	2,236
Bad debts	4,739
Others	11,499
	₩ 196,081

14. INCOME TAX:

(1) Income tax as of March 31, 2002 is as follows (won in millions):

	Amount
Income tax currently payable	₩ 188,476
Changes in deferred income tax	142,073
Income tax	₩ 330,549

(2) Deferred income tax liabilities as of March 31, 2002 are as follows (won in millions).

Accumulated temporary differences	Tax rate (%)	Deferred income tax liabilities
₩ (3,894,165)	29.7	₩ (1,156,567)

15. RELATED PARTY TRANSACTIONS:

(1) Transactions with related parties for the three month period ended March 31, 2002 are as follows (won in millions):

Transaction		Amount
Sales and other income:		
Korea Hydro & Nuclear Power Co., Ltd.	Sales of electricity and others	₩ 18,297
Korea South-East Power Co., Ltd.	〃	8,567
Korea Midland Power Co., Ltd.	〃	4,846
Korea Western Power Co., Ltd.	〃	10,650
Korea Southern Power Co., Ltd.	〃	4,466
Korea East-West Power Co., Ltd.	〃	9,396
Others	〃	69,333
		₩ 125,555

Transaction		Amount
Purchases and others:		
Korea Hydro & Nuclear Power Co., Ltd.	Purchase of electricity and others	₩ 1,127,292
Korea South-East Power Co., Ltd.	〃	373,914
Korea Midland Power Co., Ltd.	〃	318,861
Korea Western Power Co., Ltd.	〃	467,199
Korea Southern Power Co., Ltd.	〃	480,043
Korea East-West Power Co., Ltd.	〃	523,270
Korea Power Engineering Co., Inc.	Designing of the power plant	8,832
Korea Plant Service & Engineering Co., Ltd.	Utility plant maintenance	8,926
Korea Electric Data Network Co., Ltd.	Maintenance of computer system	19,515
Others		39,470
		₩ 3,367,322

(2) Receivables arising from related parties transactions as of March 31, 2002 are as follows (won in millions):

Related party	Trade receivables	Others	Total
Korea Hydro & Nuclear Power Co., Ltd.	₩ 2,461	₩ -	₩ 2,461
Korea South-East Power Co., Ltd.	3,465	-	3,465
Korea Midland Power Co., Ltd.	71	-	71
Korea Western Power Co., Ltd.	4,077	-	4,077
Korea Southern Power Co., Ltd.	352	1,304	1,656
Korea East-West Power Co., Ltd.	3,714	658	4,372
Others	19,830	13,655	33,485
	₩ 33,970	₩ 15,617	₩ 49,587

(3) Payables arising from related parties transactions as of March 31, 2002 are as follows (won in millions):

Related party	Trade payables	Others	Total
Korea Hydro & Nuclear Power Co., Ltd.	₩ 389,659	₩ -	₩ 389,659
Korea South-East Power Co., Ltd.	124,141	958	125,099
Korea Midland Power Co., Ltd.	97,552	-	97,552
Korea Western Power Co., Ltd.	148,229	-	148,229
Korea Southern Power Co., Ltd.	168,980	2,683	171,663
Korea East-West Power Co., Ltd.	174,136	54	174,190
Korea Power Engineering Co., Inc.	-	8,720	8,720
Korea Plant Service & Engineering Co., Ltd.	-	5,940	5,940
Others	2,916	22,957	25,873
	₩ 1,105,613	₩ 41,312	₩ 1,146,925

16. CONTINGENT LIABILTIES:

(1) The Company is engaged in 289 lawsuits as a defendant and 46 lawsuits as a plaintiff. The total amount claimed from the Company is ₩106,519 million and the total amount claimed by the Company is ₩104,104 million as of March 31, 2002. The outcome of these lawsuits cannot presently be determined. However, management believes that the ultimate disposition of this litigation will not have a materially adverse effect on the operations or financial position of the Company.

(2) Contingent liabilities of ₩60,440 million for possible unfavorable outcomes of 70 lawsuits, where the Company is the defendant, were transferred to the newly established power generation subsidiaries. In addition, the Company's debts of ₩17,646,157 million, including borrowings of ₩13,825,884 million, were transferred to the newly established subsidiaries. The Company has the collective responsibility together with the subsidiaries to repay those transferred debts under the Commercial Code of the Republic of Korea.

(3) Debt repayment guarantees the Company has provided for its related parties in connection with the related parties' borrowings as of March 31, 2002 are as follows:

Loan type	Guaranteed Company	Financial institutions	Amount	
Foreign currency loan	KEPCO International Hong Kong Ltd.	Nippon Life Insurance	US$	82,006,000
〃	〃	Norinchukin Bank	US$	35,000,000
〃	〃	Korea Development Bank	US$	16,226,000
〃	KEPCO International Philippines Inc.	Korea Development Bank	US$	81,783,000

(4) KEPCO Ilijan Corporation, which is the subsidiary of KEPCO International Philippines Inc., is engaged in the power generation business in the Philippines and borrowed US$ 407,742,352 from Japan Bank of International Cooperation and others for that business. The Company provided Japan Bank of International Cooperation and others with the guarantees for performance of the power generation business of KEPCO Ilijan Corporation.

(5) The Company has provided 1 blank note to Korea Development Bank as collateral for the borrowings.

(6) The Company was provided a credit (overdraft) line amounting to ₩245,000 million by five banks including the National Agricultural Cooperative Federation as of March 31, 2002.

(7) The Company entered into a turnkey contract with the Korea Peninsula Energy Development Organization (KEDO), on December 15, 1999, to construct two one-million-kilowatt-class pressurized light-water reactor units in North Korea. The contract amount is US$4,080 million and subject to adjustment to cover any changes in the price level.

(8) The Company entered into the Power Purchase Agreement with LG Energy Co., Ltd. and other independent power producers for power purchases in accordance with the Electricity Business Act and power purchased from those companies amounted to ₩295,446 million for the three month period ended March 31, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By: 

Name: Chung, Soo Eun

Title: Chief Financial Officer